Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces Positive Preliminary Data from Phase 2/3 Clinical Trial of Ceflatonin® at International Conference

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (October 1, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today the first presentation of early clinical data from its registration-directed phase 2/3 clinical study of Ceflatonin® (omacetaxine mepesuccinate) at the Fourth ESH International Conference on Chronic Myeloid Leukaemia in Mandelieu, France.  The presentation by Dr Franck Nicolini of the Hôpital Edouard Herriot in Lyon, France described the growing problem posed by the T315I point mutation in the treatment of chronic myeloid leukemia (CML) and presented data from four chronic phase T315I positive CML patients who have all benefited from treatment with Ceflatonin.

Highlights of the presentation entitled “Retrospective Analysis of T315I KD Mutations and Future Therapeutic Options in CML” include:

•      Clinical opinion that CML patients who are confirmed as being T315I positive should be withdrawn from tyrosine kinase inhibitor (TKI) therapy immediately as ongoing TKI therapy will increase the likelihood of disease progression.

•      Data on four Gleevec® (imatinib mesylate)-resistant chronic phase, T315I positive CML patients treated in Lyon by Dr Nicholini and Dr Michallet and in Nice by Dr Legros which showed hematologic response, disease stabilization and dramatic reductions in the levels of the T315I mutation in all patients treated. Ceflatonin was generally well tolerated, and no patients demonstrated unacceptable side-effects.

Dr Nicolini said “I believe that subcutaneous Ceflatonin is today one of the best options to consider for chronic phase CML patients harbouring a T315I BCR-ABL mutation and lacking a histocompatibility donor.”

Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex said that the results presented were a strong endorsement of the potential for Ceflatonin to play a significant part in the therapeutic armoury against CML. “The data that Dr Nicolini presented today show very clearly that at this early stage we are seeing positive effects in CML patients who, because of the T315I mutation, are resistant to Gleevec These results support our belief that Ceflatonin has significant clinical potential for CML patients who become resistant to tyrosine kinase inhibitors and other therapies.”

Ceflatonin® (omacetaxine mepesuccinate) is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

About ChemGenex Pharmaceuticals Limited              (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Contacts

ChemGenex Information

Dr. Greg Collier	Dr. Dennis Brown
CEO and Managing Director	President and Director
Tel: +61 3 5227 2752	Tel: +1 650 474 9800 ext 108
Cell: +61 (0) 419 897 501	Cell: +1 650 269 1984

Investor Relations

Rebecca Piercy

Buchan Consulting

Tel: +61 2 9237 2800

Email: rpiercy@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304